Mail Stop 3561

September 17, 2008

Mr. Glenn A. Little
President
Eight Dragons Company
211 West Wall Street
Midland, TX 79701

> **Re:** **Eight Dragons Company**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed September 16, 2008**
> **File No. 000-28453**

Dear Mr. Little:

We have completed our review of your amended Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services